UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2022

IdentifySensors Biologics, Corp.

(Exact name of issuer as specified in its charter)

Delaware	85-161576
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20600 Chagrin Boulevard, Suite 450, Shaker Heights, Ohio 44122

(Full mailing address of principal executive offices)

(216) 543-3031

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to the historical operations and financial statements of IdentifySensors Biologics Corp for the six months ended December 31, 2022.

Forward-Looking Statements

The following Management’s Discussion and Analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Semi-Annual Report. The Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this Annual Report. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risks Factors” in our various filings with the Securities and Exchange Commission. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

Company Overview

IdentifySensors Biologics Corp., is a Delaware corporation, founded on June 11, 2020. Since inception, the Company has been in the business of developing rapid reagentless molecular gene tests for viral and bacterial pathogens. We intend to develop tests for Flu, RSV and Covid19 but applicable to other diseases as well like Legionella, MRSA, HIV, Hepatitis C, Ebola, sexually transmitted diseases, gastrointestinal viruses, and many other pathogens. We are developing prototypes of our products and expect to complete initial prototypes during the fiscal year 2023. However, before any commercial sales occur in the U.S., we must complete extensive testing and obtain approval from the U.S. Food and Drug Administration. Such efforts will require significant additional capital.

Because our products and services are specifically designed to also address the testing needs for Covid-19, the end of the pandemic may affect the demand for and the attractiveness of our products. Many other companies have developed or are developing Covid-19 testing products, some of which have already commenced commercial sales. If the incidence or seriousness of Covid-19 is reduced, there may be significantly less demand for Covid-19 testing products. Our products are being developed as a platform to test for other diseases or pathogens and therefore we believe that our products will have uses and applications beyond Covid-19. The Company is now entering into manufacturing of protypes and has hired a dedicated team of highly experienced manufacturing and regulatory personnel. The company has also moved its research operations from Purdue University to the University of Florida Gainesville. These 5 new employees will cost the company $1.34 million a year in wages and cost.

As of December 31, 2022, the Company has not yet commenced commercial sales or generated any revenue. The Company’s activities since inception have consisted of formation activities, establishing agreements, and raising capital, principally through the sales of common stock and loans from affiliates. The Company’s expenses have been primarily research and development costs, administrative expenses and professional fees. The Company will incur significant additional research and development expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2

Financial Condition and Results of Operations

We have incurred recurring losses to date. Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.

We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities.

Results of Operations

For the Six Months Ended December 31, 2022

We incurred a net loss for the six months ended December 31, 2022 of $1,836,981.

No revenue was earned or recognized during the six months ended December 31, 2022. During the six months ended December 31, 2022 we raised $2,212,097 from the sale of common stock.

Total operating expenses in the six months ended December 31, 2022 were $1,832,305 as compared to $1,553,007 for the six months ended December 31, 2021. The increase in expenses between the two periods is due to the ramping up of operations.

Operating expenses for the six months ended December 31, 2022 consisted of Research and Development expenses of $1,063,398, office and administrative expenses of $488,208, marketing expenses of $149,067 and professional fees of $131,632.

Fiscal Year Ended June 30, 2022

We incurred a net loss for the fiscal year ended June 30, 2022 of $3,061,059.

No revenue was earned or recognized during the fiscal year ended June 30, 2022. During our fiscal year ended June 30, 2022, we raised $4,088,105 from the sale of common stock.

Total operating expenses in the year ended June 30, 2022 were $3,063,289 as compared to $1,897,402 for the year ended June 30, 2021. The increase is because as of June 30, 2021, operations were just getting underway, and the business operations had further ramped up. Operating expenses include $1,374,083 in research and development expenses, $1,047,234 in office and administrative expenses and $253,937 in professional fees.

Comparability

Research and Development-Research and development costs were $1,063,398 for the six months ended December 31, 2022 as compared to $949,525 for the six months ended June 30, 2022 and $424,558 for the six months ended December 31, 2021. Increases were due to added personnel, lab supplies, equipment acquisition and fees to Purdue University for facilities and instrumentation.

3

Marketing-Marketing expenses were $149,067 for the six months ended December 2022 compared to $388,035 for the six months ended June 30, 2022, and $0 for the six months ended December 31, 2021. Increases from December 2021 to June 2022 were due to the addition of marketing personnel, marketing materials and video productions. The decrease in the expense for the six months ended December 31, 2022, as compared to the six months ended June 30, 2022 is due to the initial cost of marketing expenses utilized to start advertising campaigns and initial costs of materials incurred during the six months ended June 30, 2022 no longer being incurred during the six months ended December 31, 2022.

Office and Administrative Expenses-Office and administrative expenses were $488,208 for the six months ended December 31, 2022 compared to $577,752 for the six months ended June 30, 2022 and $469,482 for the six months ended December 31, 2021.

Office and administrative expenses for the six months ended December 31, 2022 were $488,208 and consist of rent, utilities, office overhead, consulting, and supplies, which increased from the six months ended December 31, 2021, but decreased compared to the six months ended June 30, 2022 as we began to commercialize the science. Rent expense stayed stable. Marketing and Pre-Sales of product rose as we began to reach out to potential markets. Software development continues to be a large part of cost and will continue to be. However, costs started to decrease after June 30, 2022, mainly due to the decrease in consulting costs.

Legal and Professional Expenses. Legal and professional fees for the six months ended December 31, 2022 were $131,632 compared to $253,937 for the six months ended June 30, 2022 and $658,968 for the six months ended December 31, 2021. Legal and professional expenses consist of accounting and audit fees, legal expenses associated with contracts, and expenses related to public offerings. PCAOB audit expenses were included and are additive to our usual accounting fees.

Other Income (Expense). Other income and expense for the six months ended December 31, 2022 was ($4,676) and consisted of ($4,676) in interest expense. Other income (expense) was $2,230 for the six months ended June 30, 2022 which consisted of $6,662 in subrental income, and ($4,498) in interest expense and other income (expense) was ($224,093) for the six months ended December 31, 2021 which consisted of $5,000 in subrental income, ($224,159) of financing costs, and ($4,934) in interest expense.

Liquidity and Capital Resources

In the months of February and March of 2023 the Company filled the following positions:

Executive Vice Preside Regulator & Chief Quality Officer
Director of Quality Operations
Global Supply Chain and Sourcing Director
Director of Regulatory Affairs
Quality Manager

The hiring of the above persons has resulted in an estimated increases in salaries and benefits of $105,560 per month. Further, current research employees were given salary increases. The total estimated salary and benefits of research employees are currently approximately $30,522 per month. Total estimated salaries and benefits, from March 2023 onward cost the Company approximately $136,083 per month. Total estimated payroll taxes associated with these wages is anticipated to be approximately $8,612 per month.

4

Our monthly cash outlays while at Purdue University were an estimated $202,000 for the year ended June 30, 2022. We ceased working with Purdue University in early 2023, and started working with the University of Florida. Approximately $10,000 per month of expenses incurred at Purdue will be eliminated lowering our estimated future cash expenditures to $192,000. The new manufacturing and regulatory personnel, hired in February and March of 2023, added to the increased payroll of the research employees results in $144,695 in estimated payroll costs per month for an estimated total of $336,695 monthly cash expenditures. Expenses will increase as we add lab equipment and lab personnel. Additional expenses will be incurred in prototype and startup costs related to manufacturing of products. Additional capital will be needed. We intend to continue to raise equity up to our total goal of $50 million.

The Company anticipates entering into a Technology Services Agreement with a manufacturer to develop the prototype devise for the testing. The anticipated cost of the fee is approximately $2,000,000 and is expected to be due and payable at various milestone points during the manufacturing process. The agreement has not yet been signed, nor have the milestones been agreed upon. As a part of the fee, the agreement requires the Company to purchase certain equipment, tooling, and supplies estimated to cost $565,500 and requires a contingency reserve amount which may cost an estimated $182,000. Some amounts would be due at various milestones, however, those milestones have yet to be fully determined.

Additionally, as research and quality testing activities increase, it is anticipated the cost of supplies and materials will increase.

The Company has a current cash balance of $2,351,286 as of February 28, 2023. Accordingly, additional cash needs to be raised to continue operations. At the current rate, and without a significant cash infusion, the Company may be out of working capital by August to September, 2023, and sooner if the Company enters into a technology services agreement. This is an estimate only and can be earlier or later, based upon additional requirements as the same become known.

We may be required to offer rescission to certain investors in our Regulation A Offering. The Company was obligated to file its first Semi Annual Report for the period ended December 31, 2020 on or before 90 days after the end of the period. The Company was obligated to file its Annual Report for the year ended June 30, 2021 within 120 days after the end of the year. The Company did not file such reports on a timely basis. As a result, the exemption from registration under Regulation A may not have been available for the sale of certain shares of common stock. The Company may be obligated to offer rescission to investors who purchased shares during the period such filings were late and return the amount invested. The Company estimates that an aggregate of approximately $234,000 was invested during the period from 6-30-21 to 3-3-22 during which such reports were late.

We plan to continue to fund our operations and capital funding needs through equity financing and the exercise of warrants issued in private placements. There is no assurance that we will be able to raise money through offerings or through the exercises of warrants. There are no assurances that we will be able to obtain further funds required for our continued operations. Even if additional financing is available, it may not be available on terms we find favorable. Failure to secure the needed additional financing will have an adverse effect on our ability to remain in business.

Plan of Operation and Funding

We expect to continue research and development primarily through our relationship with Florida State University of Florida. We will also continue to establish relationships with prospective manufacturers, distributors and large prospective customers. Existing working capital, further advances, together with anticipated capital raises and anticipated cash flow are not expected to be adequate to fund our operations over the next twelve months. Our CEO and certain other consultants and employees have agreed to defer payment of certain salaries or fees until we have adequate capital resources to implement our business plan. However, we will need to pay employees who have not agreed to defer their wages and benefits of 136,083 per month, plus associated payroll taxes estimated to be $8,612 per month. We have no lines of credit or other bank financing arrangements. We have financed operations to date through proceeds from the sale of our common stock, warrant exercises and convertible loans.

5

Management anticipates additional increases in operating expenses relating to: (i) developmental expenses; (ii) salary expenses; and (iii) marketing expenses. We intend to finance these expenses through the sale of additional shares of securities and through the exercise of outstanding warrants.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

Material Commitments

As of the date of this Semi-Annual Report, we do not have any material commitments except employment agreements and the leases described in Note 5 and Note 8 to the Financial Statements. However, we anticipate executing a technology services agreement in the next few months.

Transactions with Related Parties

During the six months ended December 31, 2022, the Company entered several transactions with related parties. For a description of such transactions, see Note 6 to the Financial Statements. Such transactions were undertaken to secure capital for the Company or to retain the employment or professional services of the related party. The transaction prices were not determined based on arm’s-length negotiations, although the Company believes that the prices were on terms no less favorable to the Company than those available from unrelated third parties. No fairness or other valuation opinions were obtained from third party valuation firms.

Purchase of Significant Equipment

Under the proposed Technology Services Agreement (which has not yet been executed) we will have a commitment to purchase equipment and materials estimated to cost $565,467.

Off-Balance Sheet Arrangements

As of the date of this Current Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. However, upon signing a Technology Services Agreement, we will be committed to pay approximately $2,000,000 in fees, $565,000 in equipment, and $182,000 in resources over the following 4 to 8 months.

However, we anticipate executing a technology services agreement in the next few months.

Upon signing approximately $2,000,000 in fees 000 in $182,000 in resources over the following 4 to 8 months.

Going Concern

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $6,867,083 at December 31, 2022 and net loss from operations for the six months ended December 31, 2022 of $1,836,981.

6

The Company does not yet have a history of financial stability. Historically, the principal source of liquidity has been the issuance of equity securities and related party advances. In addition, the Company is in the development stage and has not generated any revenues since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue operations is dependent on the success of management’s plans and raising of capital through the issuance of equity securities, until such time that funds provided by operations are sufficient to fund working capital requirements.

The Company will require additional funding to finance the growth of its current and expected future operations as well as to achieve its strategic objectives. The Company believes its current available cash is insufficient to meet its cash needs for more than 6 to 7 months and less if the Company enters into a technology services agreement. The Company estimated its current cash reserves can fund operations through July or August 2023, however, if the Company enters into a Technology Services Agreement, or if the costs of research supplies or manufacturing costs increase, it will add substantially more costs and will shorten the estimated time before the Company runs out of capital to fund operations. Without additional financing the Company will not be able to meet its obligations. There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Item 2.	Other Information

None.

Item 3.	Financial Statements

7

IdentifySensors Biologics Corp

Balance Sheets

as of December 31, 2021 (unaudited) and June 30, 2021 (audited)

	December 31,	June 30,
	2022	2022
ASSETS
Current assets:
Cash	$2,716,977	$1,995,851
Prepaid expenses	22,685	43,791
Total current assets	2,739,662	2,039,642

Property, plant and equipment	132,170	75,582
Operating lease right-of-use asset	23,266	32,572
Security deposit	9,838	9,838
Total assets	$2,904,936	$2,157,634

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable	$322,595	$173,258
Accrued contractor expense	–	45,496
Accrued contractor expense – related party	919,354	640,525
Accrued legal and accounting – related party	–	86,937
Accrued payroll	10,203	8,109
Subscription refunds payable	9,173	9,173
Operating lease liability	18,751	15,677
Total current liabilities	1,280,076	979,175

Long term liabilities:
Operating lease liability	4,776	17,016
Note payable – related party	171,811	167,274
Total long term liabilities	176,586	184,290
Total liabilities	1,456,662	1,163,465

Stockholders' (deficit)
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, no shares issued and outstanding as December 31, 2022 and June 30, 2021	–	–
Common stock, $0.0001 par value: 350,000,000 shares authorized; 47,400,653 shares issued and outstanding at December 31, 2022 and 46,603,550 at June 30, 2022	4,824	4,724
Additional paid-in capital	8,310,533	6,019,547
Accumulated (deficit)	(6,867,083)	(5,030,102)
Total stockholders' (deficit)	1,448,274	994,169
Total liabilities and stockholders' (deficit)	$2,904,936	$2,157,634

The accompanying notes are an integral part of these financial statements.

8

IdentifySensors Biologics Corp

Statements of Operations

 for the six months ended December 31, 2022 and 2021 (unaudited)

	Six Months Ended	Six Months Ended
	December 31,	December 31,
	2022	2021

Revenue	$–	$–
Operating expenses:
Research and development expenses	1,063,398	424,558
Marketing expenses	149,067	–
Office and administrative expenses	488,208	469,482
Professional fees	131,632	658,967
Total operating expenses	1,832,305	1,553,007

Loss from operations	(1,832,305)	(1,553,007)

Other Income (Expense)
Interest expense	(4,676)	(4,934)
Finance cost	–	(224,159)
Rental income	–	5,000
Total Other Income (Expense)	(4,676)	(224,093)

Loss before provision for federal income taxes	(1,836,981)	(1,777,100)
Provision for federal income taxes	–	–
Net loss	$(1,836,981)	$(1,777,100)

Net loss per common share - basic and diluted	$(0.04)	$(0.04)

Weighted average common shares outstanding - basic and diluted	46,820,655	44,717,214

The accompanying notes are an integral part of these financial statements.

9

IdentifySensors Biologics Corp

Statements of Changes in Stockholders' (Deficit)

for the six months ended December 31, 2022 (unaudited)

	Preferred Stock		Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated (Deficit)	Stockholders’ (Deficit)
Balance - June 30, 2022	–	$–	46,403,550	$4,724	$6,019,547	$(5,030,102)	$994,169

Common stock issued for cash	–	–	490,209	49	1,975,313	–	1,975,362
Stock options vested	–	–	–	–	99,092	–	99,092
Warrants issued	–	–	–	–	216,125	–	216,125
Restricted stock awards vested	–	–	506,894	51	456	–	507
Net loss for the period	–	–	–	–	–	(1,836,981)	(1,836,981)
Balance - December 31, 2022	–	$–	47,400,653	$4,824	$8,310,533	$(6,867,083)	$1,448,274

The accompanying notes are an integral part of these financial statements.

10

IdentifySensors Biologics Corp

Statements of Changes in Stockholders' (Deficit)

for the year ended June 30, 2022 (audited)

	Preferred Stock		Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated (Deficit)	Stockholders’ (Deficit)
Balance - June 30, 2021	–	$–	44,849,439	$4,485	$–	$(1,969,043)	$(133,064)

Common stock issued for cash	–	–	980,223	99	3,460,245	–	3,460,344
Stock options vested	–	–	–	–	99,413	–	99,413
Warrants issued	–	–	–	–	627,698	–	627,698
Restricted stock awards vested	–	–	773,888	77	697	–	774
Net loss for the period	–	–	–	–	–	(3,061,059)	(3,061,059)
Balance - June 30, 2022	–	$–	46,603,550	$4,724	$6,019,547	$(5,030,102)	$(994,169)

The accompanying notes are an integral part of these financial statements.

11

IdentifySensors Biologics Corp

Statements of Cash Flows

for the six months ended December 31, 2022 and 2021 (unaudited)

	For the	For the
	Six Months Ended	Six Months Ended
	December 31,	December 31,
	2022	2021

Cash from operating activities:
Net loss	$(1,836,981)	$(1,777,100)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation - awards	507	50
Stock based compensation - option	84,917	23,905
Finance cost	–	224,159
Depreciation	8,384	–
Changes in operating assets and liabilities:
Prepaid expenses	21,106	57,013
Operating lease right-or-use asset	9,306	17,030
Accounts payable and accrued liabilities	297,827	308,739
Lease liability amortization	(9,166)	(18,473)
Accrued interest	4,537	4,656
Net cash used in operating activities	(1,427,947)	(1,160,021)

Cash flows from financing activities:
Investment in unrelated party	–	(1,100)
Issuance of common stock for cash	2,212,097	1,607,044
Net cash provided by financing activities	2,212,097	1,605,944

Net change in cash	–	445,923
Cash - beginning of period	1,995,851	307,435
Cash - end of period	$2,716,977	$753,358

Supplemental Cash Flow Disclosures
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

Cash flows from investing activities:
Purchase of equipment	$(63,024)	$–
Net cash used in investing activities	$(63,024)	$–

The accompanying notes are an integral part of these financial statements.

12

Identifysensors biologics Corp

Notes to the Financial Statements

December 31, 2021

(unaudited)

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation (“Company”) founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens specifically for Covid19, and sensors to be used in the food supply chain to detect freshness in fish and meat, and bacteria in fruits and vegetables and to develop a test to detect Staph bacteria in hospitals.

As of December 31, 2022, the Company has not yet commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). The Company's fiscal year end is June 30. Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. The balance sheet as of June 30, 2022 has been derived from the Company's June 30, 2022 financial statements that were audited by an independent registered public accounting firm but does not include all of the information and footnotes required for complete annual financial statements. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. The unaudited financial statements included in this report should be read in conjunction with the financial statements and the notes thereto included in the Form 1-K annual report for the year ended June 30, 2022.

Reverse Stock Split

On September 29, 2020, the Company amended its certificate of incorporation to implement a 1-for -3.6 reverse stock split of its common stock. The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company adjusted the share amounts under its stock incentive plan, outstanding options and common stock.

Revenue Recognition

No revenue has been earned or recognized as of December 31, 2022.

13

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of 3 months or less, are considered to represent cash and cash equivalents. There were no cash equivalents as of December 31, 2022 or June 30, 2022.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of December 31, 2022.

The Company has riled a U.S. federal tax return and other tax returns as required. All tax periods since inception remain open to examination.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the six months ended December 31, 2022, no interest and penalties associated with the Company’s tax positions have been recognized in the statements of income or the balance sheet.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, materials, supplies, and related subcontract expenses. The expenses assigned to molecular gene detection sensors are for product commercialization to Purdue University and outside contractors and manufactures.  The Company is now in the phase of early manufacturing and seeking out manufacturing partners as well as government grants.

The research expenses are assigned to the research sensor project to demonstrate proof of principle in the detection of pathogens by rapid molecular gene identification in patients.  Expenses support supplies and manpower to produce a working prototype.  These expenses include compensation support of key personnel and consultants to develop a commercialization plan.

Fair Value measurements

When required to measure assets or liabilities at fair value the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value of hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level I uses quoted prices in active markets for identical assets or liabilities. Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The amount of the total gains or losses for the period are included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date. The Company has no assets or liabilities that are adjusted to fair value on recurring basis.

14

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Basic and diluted earnings per share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period plus the effect of potentially dilutive common stock equivalents, including stock options, warrants to purchase the Company’s common stock, and convertible note payable. For the six months ended December 31, 2022, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	December 31,	June 30,
	2022	2022
Warrants	388,785	303,475
Options	284,500	284,500
Total possible dilutive shares	673,235	587,975

2022

Stock-based compensation

Stock-based compensation to employees and non-employees consist of stock options grants, warrants to purchase common stock and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant. The fair value of share of common stock is based on trading price of the Company’s share.

The Company calculates the fair values of option and warrant grants utilizing the Black-Scholes pricing model Assumptions which include: 1) volatility based on the Company’s average volatility rate, 2) risk free interest rate based on the U.S. Treasury yield for a term consistent with expected life of the awards in effect at the time of the grant, 3) the expected life of the option or warrants, and 4) expected cash dividend rate on shares of common stock. During the six months ended December 31, 2022 and year ended June 30, 2022 volatility was based on average rates for similar publicly traded companies.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The resulting stock-based compensation expense for employee awards is generally recognized on a straight-line basis over the vesting period of the award.

Common stock purchase warrants and derivative financial instruments

Common stock purchase warrants and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement, or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

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Leases

The Company has adopted FASB ASC 842. Pursuant to FASB ASC 842 operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

Pursuant to FASB ASC 842, the Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Note 2 Going Concern

The Company’s financial statements are prepared using U.S. GAAP, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended December 31, 2022, the Company had a net loss of $1,836,981 and an accumulated deficit of $6,867,083. For the year ended June 30, 2022, the Company had a net loss of $3,061,059 an accumulated deficit of $5,030,102. The Company has not established sufficient revenue to cover its operating costs and will require additional capital to continue its operating costs and will require additional capital to continue its operating plan. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operation losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about its ability as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan to obtain such resources for the Company includes: sales of equity instruments; traditional financing such as loans, and obtaining capital from management and significant stockholders sufficient to meet its minimum operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing this plan.

There is no assurance that the Company will be able to obtain sufficient additional funds needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, ASU Subtopic 470-20 “Debt-Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging-Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

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Note 4 Income Taxes

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, on the basis of current or estimated future taxable profit, is more likely than not to be recovered.

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of net deferred tax asset exists at December 31, 2022.

The provision (benefit) for income taxes consists of the following:

Federal Income Tax	Dec 31, 2022	June 30, 2022
Current	$–	$–
Deferred	–	–
Total Federal Income Tax (benefit)	$–	–

The Company’s current provision (benefit) for Federal income taxes of $0 is reconciled to the tax calculated at the statutory rate of 21% as follows:

	Dec 31, 2022	June 30, 2022
Federal taxes based on net loss
Before Federal tax expense	$(410,991)	$(642,822)
Add tax on the following:
Permanent differences	–	3,522
Temporary differences	–	–
Book-to-tax depreciation	(54,640)	(16,299)
Stock compensation expense	84,917	21,050
Unpaid related party expenses	115,800	117,037
Unpaid related party interest	1,036	1,981
Change in deferred taxes from net operating loss	263,878	413,196

Provision for Federal Income Taxes	$–	980

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Significant components of deferred income tax assets and liabilities follows:

	Dec 31, 2022	June 30, 2022
Deferred tax liability	$–	$–
Net operating loss carryover	1,143,304	642,822
Permanent differences	–	3,522
Temporary differences	147,113	123,769
Valuation allowance	(1,290,417)	(770,113)
Net deferred tax asset (liability)	$–	$–

Note 5 Leases and Commitments

The Company entered into a lease agreement effective April 1, 2022 for a facility located in Shaker Heights, Ohio. The lease is a 24-month lease with twenty-four monthly payments beginning on April 1, 2022. Base payments of $1,600 are due on the first day of each month. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $23,266 as of December 31, 2022 and a liability of $23,527 is recorded on the balance sheet as of December 31, 2022. Operating lease costs for the six months ended December 31, 2022 and the six months ended December 31, 2021 were $9,600 and $0, respectively.

The Company recorded a right-of-use asset.

The Right-of-use assets are summarized below:

December 31, 2022
Office Lease	$37,226
Less accumulated amortization	13,960
Right-of-use, net	$23,266

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Note 6 Related Party Transactions

Compensation for Management services provided by the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Operating Officer, President and Secretary, Chief Marketing Officer and Sales Director for the six months ended December 31, 2022 was as follows:

	Expense incurred For the Six Months Ended Dec 31, 2022	Amount paid For the Six Months Ended Dec 31, 2022	Amount owed as of Dec 31, 2022
Chief Executive Officer	$200,000	$86,667	$430,000
Chief Financial Officer and Treasurer	20,000	–	80,000
Chief Operating Officer	14,000	14,000	9,354
President and Secretary	80,000	20,000	240,000
Chief Marketing officer and Sales Director	40,000	–	160,000
	$354,000	$120,667	$919,354

On July 29, 2020, the Company borrowed $150,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 6% per annum. The note and accrued interest shall be paid on the date that is one year after the maturity date of July 28, 2023. Interest accrued on the note as of December 31, 2022 and June 30, 2022 was $21,811 and $17,274, respectively.

During the six months ended December 31, 2022, the Company incurred expenses for accounting services in the amount of $46,939 to Edward C. Hawkins & Co., Ltd., an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of December 31, 2022 and June 30, 2022, the Company owed Edward C. Hawkins & Co., Ltd. $0 and $85,086, respectively.

During the six months ended December 31, 2022, the Company incurred expenses for legal services in the amount of $193 to Hawkins and Company LLC, an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of December 31, 2022, and June 30, 2022, the Company owed Hawkins and Company LLC $0 and $1,869, respectively.

During the year six months ended December 31, 2022, the Company incurred expenses for consulting services in the amount of $120,490 to Integra Ventures LLC, an entity fully owned by a partial owner of IdentifySensors Fresh Food Enterprises LLC, a related party. As of December 31, 2022 and June 30, 2022, the Company owe Integra Ventures LLC $22,644 and $13,858, respectively.

During the six months ended December 31, 2022, the Company incurred expenses for software development in the amount of $6,535 to MCO Advantage, Ltd., an entity owned 50% by the Chief Executive Officer and 50% by another related party. The balance owed to MCO Advantage, Ltd. as of December 31, 2022 and June 30, 2022 was $0 and $0, respectively.

During the six months ended December 31, 2022, the Company incurred expenses for consulting and bookkeeping services in the amount of $20,000 to Healthcare Office Systems Inc., an entity fully owned by a related party. The balance owed to Healthcare Office Systems Inc. as of December 31, 2022 and June 30, 2022 was $0 and $0, respectively.

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Note 7 Stockholders’ Equity

Authorized Capital Stock

On June 11, 2020, the Company filed a Certificate of Incorporation with the State of Delaware to authorize the Company to issue 400,000,000 shares, consisting of 350,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. The Company has two classes of common stock Reg. A and Reg. D. Both classes have the same voting rights and the same per share price of $4.50 as of December 31, 2022. Reg. D investors can qualify to receive warrants whereas Reg. A investors cannot.

Common Stock

Stock Issuances

During the six months ended December 31, 2022, the Company had the following common stock transactions:

•	Issued 490,209 shares of common stock for total cash proceeds of $2,212,097.

During the year ended June 30, 2022, the Company had the following common stock transactions:

•	Issued 980,223 shares of common stock for total cash proceeds of $4,088,105.
•	Issued 773,888 shares of common stock associated with a restricted stock award to consultants of the Company.

Stock Options

On July 1, 2020, the Company’s shareholder adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, consultants of the Company were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the issue date, which for stock awards during the six months ended December 31, 2022 was $.001 per share. The stock was not traded in an open market on the date of grant and fair value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting.

Total shares issuable under the plan were 9,722,222 at December 31, 2022, and 0 shares were issued during the six months ended December 31, 2022.

A summary of the changes in the Company’s awarded shares for the six months ended December 31, 2022 follows:

	Shares	Fair Value
Outstanding as of June 30, 2022	5,577,709	$–
Granted	7,770,000	7,770
Forfeited	–	–
Outstanding as of December 31, 2022	4,296,872	4,297
Exercisable as of December 31, 2022	3,473,123	$3,473

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The fair value of performance-based and time-based restricted stock awards units granted during the six months ended December 31, 2022 are as follows:

Restricted stock awards (performance-based)	$–
Restricted stock awards (time-based)	$7,770

As of December 31, 2022, there was $4,297 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.50 years.

On March 10, 2021, the Company granted a non-statutory stock option to purchase 12,500 shares of common stock at an exercise price of $4.00 per share. 1,250 shares vest immediately with the remaining 11,250 shares vesting over 5 equal quarterly installments commencing June 30, 2021. The Company cannot reliably estimate the fair value of the services received from the grantee.

On September 1, 2021, the Company granted a non-statutory stock option to purchase 2,000 shares of common stock at an exercise price of $5.25 per share. 2,000 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

On January 1, 2022, the Company granted a non-statutory stock option to purchase 30,000 shares of common stock at an exercise price of $5.25 per share. 0 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

On January 5, 2022, the Company granted a non-statutory stock option to purchase 20,000 shares of common stock at an exercise price of $4.25 per share. 20,000 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

On February 1, 2022, the Company granted a non-statutory stock option to purchase 20,000 shares of common stock at an exercise price of $4.25 per share. 30,000 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

On February 19, 2022, the Company granted a non-statutory stock option to purchase 30,000 shares of common stock at an exercise price of $4.00 per share. 20,000 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

On April 1, 2022, the Company granted a non-statutory stock option to purchase 30,000 shares of common stock at an exercise price of $4.25 per share. 20,000 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

On April 1, 2022, the Company granted a non-statutory stock option to purchase 30,000 shares of common stock at an exercise price of $4.25 per share. 20,000 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

Accordingly, the non-statutory stock option has been recorded at the fair market value of the option granted.

The following summarizes the number of shares of the option during the six months ended December 31, 2022 and the year ended June 30, 2022:

Number of Shares
Outstanding, June 30, 2022:	284,500
Granted:	–
Expired or Forfeited:	–
Exercised:	–
Outstanding, December 31, 2022:	284,500
Exercisable, December 31, 2022:	52,000

No options expired during the six months ended December 31, 2022.

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The following summarizes the vesting schedules for the options:

Date of Grant	Number of Shares	Exercise Price	Percent Vested at Date of Grant	Percentage Vested Monthly Thereafter	Expiration Date

3/10/2021	12,500	4.00	10.00%	6.00%	3/9/2031
9/1/2021	2,000	5.25	100.00%	2.78%	9/1/2026
10/8/2021	100,000	4.25	0.00%	2.78%	10/8/2026
1/1/2022	30,000	5.25	0.00%	4.17%	12/31/2029
1/5/2022	20,000	4.25	0.00%	4.17%	12/31/2029
2/1/2022	30,000	4.25	0.00%	4.17%	2/27/2026
2/19/2022	30,000	4.00	0.00%	4.17%	2/27/2026
4/1/2022	30,000	4.25	0.00%	2.78%	4/1/2029
4/1/2022	30,000	4.25	0.00%	2.78%	4/1/2029

All options vest as described above, provided the Optionee continues to provide continuous service to the Company.

The average remaining contractual life of the options outstanding was 6.93 years as of December 31, 2022.

The options are reported at fair value as determined at a valuation of $4.33 for the options granted March 10, 2021, $3.39 for the options granted September 1, 2021, $3.52 for the options granted October 8, 2021, $4.09 for the options granted January 1, 2022, $4.13 for the options granted January 5, 2022, $3.36 for the options granted February 1, 2022, $3.40 for the options granted February 19, 2022, and $4.06 for the options granted April 1, 2022 per share using the Black-Scholes method. An expected price volatility of 124%, a risk-free interest rate of 1.94%, and a dividend yield of 0% was used in the calculation of the fair value for both stock options.

At December 31, 2022, the intrinsic value of the outstanding options was $3,125.

Warrants

Warrants the Company issues for services provided are recorded as compensation expense and included in office and administrative expense on the statements of operations. Compensation expense for warrants issued for the six months ended December 31, 2022 and December 31, 2021 was $0.

22

The Company also issues warrants to common stockholders as part of a Regulation D offering based on specified levels of investment, which are detailed as follows:

Amount Invested	Number of Warrants	Exercise Price (per share)	Aggregate Exercise Price
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

The cost associated with these warrants are classified as finance cost. Finance costs for the six months ended December 31, 2022 was $0.

During the six months ended December 31, 2022, the Company issued 85,310 warrants consisting of 0 shares for compensation and 85,310 shares to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $4.70 per share. All warrants outstanding are exercisable as of December 31, 2022.

The following summarizes the number of shares of warrants during the six months ended December 31, 2022:

Number of Warrants
Balance at June 30, 2022:	303,475
Granted:	85,310
Exercised:	–
Expired:	–
Balance at December 31, 2022:	388,785

The fair value of the warrants outstanding at December 31, 2022, using the Black-Scholes method, is estimated at $976,354. An expected average price volatility of 92%, an average risk-free interest rate of 1.74%, and a dividend yield of 0% was used in the calculation of the fair value.

The intrinsic value of the warrants as of December 31, 2022 is $5,625.

Note 8 Other Subsequent Events

During February and March of 2023, the Company signed various employment agreements with individuals to assist in the quality control, commercialization, manufacturing, and FDA approval process of the Company’s products. The employment contracts are for a period of 12 months ending in February or March of 2024. The estimated payroll and benefit cost for these employees is $105,561 per month and the estimated employer payroll tax liability is $6,125 per month. These amounts are not reflected as liabilities on the balance sheet of the Company. Four of the employees were granted 10,000 stock options each, which vest according to various milestone occurrences. One employee was given 400,000 stock options which vest in quarterly installments.

The Company has offered and sold shares of common stock pursuant to exemptions from registration under the Securities Act of 1933 (the “Securities Act”). One offering has been conducted under Regulation A and one under Regulation D, both of which are promulgated under the Securities Act. The Company is offering an aggregate of up to $50,000,000 of common stock in both offerings. Post December 31, 2022, the Company has raised an additional $218,820.

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Item 4.	Exhibits

Exhibit Number		Description
2.1	**	Certificate of Incorporation
2.2	**	Certificate of Amendment of Incorporation
4.1	**	Form of Subscription Agreement

**	Filed Previously with the Securities and Exchange Commission on October 27, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1S-A and has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shaker Heights, Ohio, on March 31, 2023.

IdentifySensors Biologics Corp.

By:	/s/ Dr. Gregory Hummer
Name:	Dr. Gregory Hummer
Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Gregory Hummer	Chief Executive Officer	March 31, 2023
Dr. Gregory Hummer

/s/ Ann M. Hawkins	Chief Financial Officer	March 31, 2023
Ann M. Hawkins

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